Larry A. Cerutti 949.622.2710 telephone 949.622.2739 facsimile larry.cerutti@troutmansanders.com		TROUTMAN SANDERS LLP Attorneys at Law 5 Park Plaza, Suite 1400 Irvine, CA 92614-2545 949.622.2700 telephone troutmansanders.com
October 11, 2013

VIA EDGAR CORRESPONDENCE

Ms. Melissa N. Rocha Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission Mail Stop 3628 100 F Street, NE Washington, D.C. 20549-3628

Re:	Pacific Ethanol, Inc. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed April 1, 2013 File No. 000-21467

Dear Ms. Rocha:

This letter responds to the comments of your letter dated October 3, 2013 relating to Pacific Ethanol, Inc. (the “Company”), a copy of which letter is enclosed for your convenience.

We have reproduced below in bold font each of your comments set forth in your letter, together with the Company’s responses in regular font immediately following each reproduced comment. The Company’s responses in this letter correspond to the numbers you placed adjacent to the comments in your letter.

Also enclosed with this letter is a letter from the Company containing its “Tandy” representations.

Form 10-K for the Fiscal Year Ended December 31, 2012

2. Variable Interest Entity, page F-16

1.	You state on page F-17 that $448.4 million and $512.5 million in net sales and $18.7 million and $836,000 in net loss was attributed to New PE Holdco for the years ended December 31, 2012 and 2011, respectively. Please explain how these “net” amounts relate to the amounts presented on the income statement.

Atlanta    BEIJING    Chicago    Hong Kong    New York    Norfolk   Orange County   Portland
Raleigh     Richmond     San Diego     Shanghai     Tysons Corner     Virginia Beach     Washington, DC

Ms. Melissa N. Rocha

October 11, 2013

The net sales numbers referenced above represent New PE Holdco sales less the amount of sales recorded on the Company’s books attributable to New PE Holdco (i.e., less intercompany eliminations). This amount, together with the Company’s sales, represents the consolidated net sales (i.e., with all intercompany transactions eliminated) as reported in the Company’s consolidated statements of operations.

The net loss numbers referenced above represent the net loss of New PE Holdco less the loss recorded on the Company’s books attributable to New PE Holdco (i.e., less intercompany eliminations). This amount, together with the Company’s net loss, represents the consolidated net loss (i.e., with all intercompany transactions eliminated) as reported in the consolidated Company’s statements of operations.

6. Debt, page F-22

2.	Since your maximum borrowing on your Kinergy line of credit is tied to a borrowing base, tell us how you determined the amount you have recognized as current on your balance sheet for long term debt. Note that any borrowings in excess of the amount permitted at the low point of the borrowing base should be classified as current. Refer to ASC 470-10.

At December 31, 2012, the Company had a borrowing base under its Kinergy line of credit of approximately $27 million, with an outstanding balance of $19.7 million. Based on the actual borrowing base during 2012, as well as the projected borrowing base for 2013, the Company did not expect the borrowing base during 2013 to be lower than the amount outstanding as of December 31, 2012. As a result, all amounts outstanding as of December 31, 2012 under the Kinergy line of credit were classified as long term. All long term debt classified as current at December 31, 2012 related to the debt at the plants.

We trust that the foregoing is responsive to the comments contained in your letter of comments dated October 3, 2013. If you have any questions, please call me at (949) 622-2710.

Sincerely yours,

TROUTMAN SANDERS LLP

/s/ Larry A. Cerutti
Larry A. Cerutti

Enclosures

cc:	Ms. Jenn Do (via Edgar correspondence) Mr. Neil M. Koehler (via email) Mr. Bryon T. McGregor (via email) Christopher W. Wright, Esq. (via email)

PACIFIC ETHANOL, INC.

400 Capitol Mall, Suite 2060

Sacramento, California 95814

October 11, 2013

VIA EDGAR CORRESPONDENCE

U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Pacific Ethanol, Inc.

Ladies and Gentlemen:

Reference is hereby made to your letter dated October 3, 2013 relating to Pacific Ethanol, Inc. (the “Company”). The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

PACIFIC ETHANOL, INC.

By: /s/ NEIL M. KOEHLER
Neil M. Koehler, Chief Executive Officer